EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application dated January 20, 2009 for and on behalf of Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Money Market Fund, General Electric S&S Program Mutual Fund, and General Electric S&S Income Fund (the “Funds”); that she is a Vice President and Assistant Secretary of each of these Funds; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jeanne M. La Porta
Vice President and Assistant Secretary

B-1